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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 19)(1)


                             Jefferies Group, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, par value $0.0001
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   472319102
             -----------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2006
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

-----------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-------------------------------                       --------------------------
CUSIP NO.  472319102                     13G                  Page 2 of 6
-------------------------------                       --------------------------


--------------------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Jefferies Group, Inc. Employee Stock Ownership Plan (the "ESOP"), Plan Administrator of the ESOP (the "Administrator"), and the ESOP Trust.
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [  ]

                                                                        (b) [  ]
----------------------------------------------------------------- --------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          The ESOP is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The ESOP Trust holds the assets of the ESOP. The assets of the ESOP Trust have a situs in, and the ESOP and the ESOP Trust are construed, enforced, and administered according to the laws of the State of California.
--------------------------------------------------------------------------------
                  5. Sole Voting Power
                     7,988 shares of common stock
Number of      -----------------------------------------------------------------
Shares            6. Shared Voting Power
Beneficially         0 shares of common stock
Owned by       -----------------------------------------------------------------
Each              7. Sole Dispositive Power
Reporting            7,988 shares of common stock
Person With    -----------------------------------------------------------------
                  8. Shared Dispositive Power
                     9,421,824 shares
--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          9,429,812 shares of common stock
--------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          7.9%
--------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)

          EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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-------------------------------                       --------------------------
CUSIP NO.  472319102                     13G                  Page 3 of 6
-------------------------------                       --------------------------


Item 1.

      (a)  Name of Issuer:

           Jefferies Group, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           520 Madison Avenue, 12th Floor, New York, New York  10022

ITEM 2.

      (a)  Name of Person Filing:

           Jefferies Group, Inc. Employee Stock Ownership Plan (the "ESOP"); Plan Administrator of the ESOP (the "Administrator"); and
           The ESOP Trust.

      (b)  Address of Principal Business Office or, if none, Residence:

           Jefferies Group, Inc.
           c/o ESOP Administrator
           11100 Santa Monica Blvd., 11th Floor, Los Angeles, California 90025

      (c)  Citizenship:

           The ESOP is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The ESOP Trust holds the assets of the ESOP. The assets of the ESOP Trust have a situs in, and the ESOP and the ESOP Trust are construed, enforced, and administered according to the laws of the State of California.

      (d)  Title of Class of Securities:

           Common Stock, par value $.0001

      (e)  CUSIP Number:

           472319102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

      (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

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-------------------------------                       --------------------------
CUSIP NO.  472319102                     13G                  Page 4 of 6
-------------------------------                       --------------------------


      (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)  [ ] Group, in accordance with Rule13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      The following sets forth beneficial ownership information at December 31, 2004:

      (a)  Amount beneficially owned:                                  9,429,812

      (b)  Percent of class:                                           7.9%

      (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:              7,988

          (ii)  Shared power to vote or direct the vote:               0

          (iii) Sole power to dispose or direct the disposition of:    7,988

          (iv)  Shared power to dispose or direct the disposition of:  9,421,824

       At December 31, 2006, a total of 9,429,812 shares of common stock of Jefferies Group, Inc. (the "Company") were held in the ESOP Trust, of which 9,421,824 shares were allocated to the accounts of participants.

       The Plan Administrator is a committee of at least three members appointed by the Board of Directors of the Company. All acts of the Plan Administrator are by a majority of the committee members. The Plan Administrator is the principal fiduciary with respect to the operation and maintenance of the ESOP, with authority to determine the timing of the purchase of shares of common stock.

       Any securities purchased by the ESOP are purchased by Wells Fargo Bank, the trustee of the ESOP Trust (the "ESOP Trustee"), as directed by the Plan Administrator. The Plan Administrator, the ESOP, the ESOP Trust, and the ESOP Trustee may be deemed to have shared dispositive power over the common stock held in the ESOP Trust.

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-------------------------------                       --------------------------
CUSIP NO.  472319102                     13G                  Page 5 of 6
-------------------------------                       --------------------------


       The terms of the ESOP provide for the voting rights associated with the common stock held by the ESOP Trust to be passed through and exercised exclusively by the participants in the ESOP to the extent that such securities are allocated to ESOP participants' accounts. Any shares held in the unallocated account maintained by the ESOP Trustee prior to their allocation to the accounts of ESOP participants are voted by the ESOP Trustee at the direction of the Plan Administrator.

       The current members of the committee acting as Plan Administrator are:
James R. McKenzie, Robert J. Welch, David J. Losito, Joshua L. Targoff and Richard B. Shane, Jr. Pursuant to Rule 13d-4, each such member disclaims beneficial ownership of shares of common stock that may be deemed to be beneficially owned by the ESOP Trust, except that each such member does not disclaim beneficial ownership of those shares in which he has beneficial ownership as a participant in the ESOP.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

       Under the instruments governing the ESOP and the ESOP Trust, the ESOP Trustee is empowered to receive or direct the receipt of dividends from, and the proceeds from the sale of, all shares held in the ESOP Trust for the exclusive benefit of the participants in the ESOP.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
        THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

       Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

       Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP.

       Not Applicable.

ITEM 10. CERTIFICATION.

       By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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-------------------------------                       --------------------------
CUSIP NO.  472319102                     13G                  Page 6 of 6
-------------------------------                       --------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated :  February 13, 2007



        Plan Administrator, Jefferies Group, Inc. Employee Stock Ownership Plan

        Jefferies Group, Inc. Employee Stock Ownership Plan

        Jefferies Group, Inc. Employee Stock Ownership Plan Trust

               By:    Plan Administrator,
                      Jefferies Group, Inc. Employee Stock Ownership Plan


                      By:  /s/ Joshua L. Targoff
                          ------------------------------
                               Joshua L. Targoff